EXHIBIT 99.1

AGRIUM INC.

SECOND QUARTER 2015

NEWS RELEASE

NEWS RELEASE

Agrium reports strong results despite challenging market conditions

August 5, 2015 - ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today 2015 second quarter net earnings from continuing operations of $675-million ($4.71 diluted earnings per share), compared to $625-million ($4.34 diluted earnings per share) in the second quarter of 2014. The increase in earnings was supported by higher Wholesale volumes and lower production costs for most products. Retail results were impacted by lower crop prices, drought in Western Canada and wet conditions in the U.S. Corn Belt, which affected growers’ decisions and limited the opportunities for use of certain crop inputs and services.

Highlights:

•	Second quarter adjusted net earnings of $701-million or $4.90 per share and $5.01 per share in the first half of 2015 on the same basis (see page 2 for adjusted net earnings reconciliation)[1].

•	Strong nitrogen operational performance contributed to Wholesale gross profit of $409-million compared to $227-million in the second quarter of 2014. Our total ammonia production for the first half of 2015 was the highest since 2000.

•	The Vanscoy potash facility continues to ramp-up production after completion of the expansion project and is hitting new daily production targets.

•	Retail gross profit of $1.3-billion was 6 percent lower than the second quarter of 2014. Results were primarily impacted by lower earnings in Canadian retail and the lower Canadian dollar, as well as compression of seed margins across all regions.

•	Repurchased $100-million or 952,053 shares since the beginning of April.

•	2015 annual guidance range narrowed to $7.00 to $7.50 diluted earnings per share (see page 3 for further detail).

•	Revision to timeline and scope of Borger nitrogen expansion project.

•	Agrium has exceeded its 2017 Operational Excellence targets of $350-million of one-time savings and $125-million of recurring EBITDA value through primarily our portfolio review, utilization rates, distribution network synergies, and cost reductions.

“Agrium’s solid second quarter earnings were supported by the strong competitive advantages across our product portfolio, the diversity of our product and geographic mix and our continued focus on operational excellence. Wholesale delivered impressive results across all products, supported by lower costs and higher volumes. Retail earnings held up well despite approximately a 5 percent decline in crop input expenditures across the North America market and the impact of the severe weather conditions across this region. We believe we outperformed against our U.S. retail peers achieving an increase in U.S. normalized comparable store sales in a down market, a demonstration of the strength of our business model and market position,” commented Chuck Magro, Agrium’s President and CEO.

“Agrium is committed to delivering on our capital allocation vision as we execute our Operational Excellence initiatives, optimize our portfolio and continue to return capital to shareholders through future dividend growth and share repurchases,” added Mr. Magro.

[1]	Forecasted annual effective tax rate of 28 percent used for adjusted net earnings and per share calculations. These are non-IFRS measures which represent net earnings adjusted for certain income (expenses) that are considered to be non-operational in nature. We believe these measures provide meaningful comparison to the earnings of other companies by eliminating share-based payments expense (recovery), gains (losses) on foreign exchange, gains (losses) on non-qualifying derivative hedges and other one-time adjustments. These should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS and may not be directly comparable to similar measures presented by other companies.

ADJUSTED NET EARNINGS RECONCILIATION

	Three months ended			Six months ended
	June 30, 2015			June 30, 2015
		Net earnings			Net earnings
		impact		Expense	impact
(millions of U.S. dollars, except per share amounts)	Expense	(post-tax)	Per share[1]	(income)	(post-tax)	Per share[1]
		675	4.71		689	4.78

Adjustments:
Share-based payments expense	6	4	0.03	51	37	0.27
Loss on derivatives net of foreign exchange	1	1	0.01	—	—	—
Gain on sale of Purchase for Resale assets	—	—	—	(38)	(28)	(0.19)
One-time tax adjustment[2]	21	21	0.15	21	21	0.15

Adjusted net earnings[3]		701	4.90		719	5.01

UPDATED ANNUAL 2015 GUIDANCE

Based on our Market Outlook, Agrium expects to achieve annual diluted earnings per share of $7.00 to $7.50 in 2015 compared to our previous estimate of $7.00 to $8.25 per share. We have narrowed the guidance range due primarily to the impact of low crop prices on grower decisions and lower expected potash and phosphate pricing in the second half of the year relative to our previous guidance. We are assuming a normal fall season, recognizing there is risk to fall nutrient applications in regions impacted by drought or a delay in the North American harvest. As a result, our Retail EBITDA4 for 2015 is now expected to be from $1.00-billion to $1.05-billion. This incorporates challenges that our Canadian retail operations face in 2015 due to the drought and lower crop prices, while our U.S. Retail operations is expected to achieve earnings in-line with 2014 levels.

Our annual nitrogen and potash production targets remain unchanged. However, strong sales in the second quarter resulted in low beginning inventories to start the third quarter, which will impact sales volumes in this period.

We have updated our finance costs range for 2015 to $240-million to $255-million to reflect a higher than anticipated cost of financing for our customer pre-payment programs. Our estimates of the Canada and U.S. foreign exchange rates and NYMEX for 2015 have been narrowed from our previous estimates based on current market conditions.

We have also updated the range for our annual effective tax rate for 2015 to 28 percent to 29 percent to reflect the impact of the recently announced increase to the Alberta corporate income tax rate effective July 1, 2015, increasing from 10 percent to 12 percent. As a result, we had a one-time deferred tax liability charge in the second quarter, which contributed to the increase in our annual effective tax rate for 2015.

This guidance and updated additional measures and related assumptions are summarized in the table on page 3. Guidance excludes the impact of share-based payments expense (recovery), gains (losses) on foreign exchange and non-qualifying derivative hedges.5

[1]	Represents diluted per share information attributable to equity holders of Agrium.
[2]	One-time adjustment mainly relates to the increase in current and deferred taxes due to an increase in the Alberta corporate income tax rate.
[3]	Forecasted annual effective tax rate of 28 percent used for adjusted net earnings and per share calculations.
[4]	Earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization. This is a non-IFRS measure. Refer to section “Additional IFRS and non-IFRS Financial Measures” in the Management’s Discussion and Analysis.
[5]	For further assumptions related to our guidance, see disclosure in the section “Market Outlook” in our 2015 second quarter Management’s Discussion and Analysis.

2015 ANNUAL GUIDANCE RANGE AND ASSUMPTIONS

	Annual
	Low	High
Diluted EPS	$7.00	$7.50
Guidance assumptions:
Wholesale:
Production tonnes:
Nitrogen (millions)[1]	3.5	3.7
Potash (millions)	1.9	2.2
Retail:
EBITDA (millions)	$1,000	$1,050
Crop nutrient sales tonnes (millions)	9.7	10.2
Other:
Finance costs (millions)	$255	$240
Tax rate	29%	28%
Sustaining capital expenditures (millions)	$500	$550
Total capital expenditures (billions)	$1.2	$1.3
Canada/U.S. foreign exchange rate	1.24	1.28
NYMEX gas price ($/MMBtu)	$3.25	$2.75

[1]	Nitrogen production tonnes reduced to reflect disposal of West Sacramento upgrade facility.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 5, 2015

Unless otherwise noted, all financial information in this Management’s Discussion and Analysis (“MD&A”) is prepared using accounting policies in accordance with International Financial Reporting Standards (“IFRS”) and is presented in accordance with International Accounting Standard 34 – Interim Financial Reporting. All comparisons of results for the second quarter of 2015 (three months ended June 30, 2015) and for the six months ended June 30, 2015 are against results for the second quarter of 2014 (three months ended June 30, 2014) and six months ended June 30, 2014. All dollar amounts refer to United States (“U.S.”) dollars except where otherwise stated. The financial measures EBITDA, Adjusted EBITDA, and cash cost of product manufactured used in this MD&A are not prescribed by IFRS, or in the case of EBIT, is an Additional IFRS financial measure. Our method of calculation may not be directly comparable to that of other companies. We consider these non-IFRS and additional IFRS financial measures to provide useful information to both management and investors in measuring our financial performance and financial condition. These non-IFRS measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS. Please refer to the section entitled “Additional IFRS and Non-IFRS Financial Measures” of this MD&A for further details, including a reconciliation of such measures to their most directly comparable measure calculated in accordance with IFRS.

The following interim MD&A is as of August 5, 2015 and should be read in conjunction with the Consolidated Interim Financial Statements for the three and six months ended June 30, 2015 (the “Consolidated Financial Statements”), and the annual MD&A and financial statements for the year ended December 31, 2014 included in our 2014 Annual Report to Shareholders. The Board of Directors carries out its responsibility for review of this disclosure principally through its Audit Committee, comprised exclusively of independent directors. The Audit Committee reviews, and prior to publication, approves this disclosure, pursuant to the authority delegated to it by the Board of Directors. No update is provided to the disclosure in our annual MD&A where there has been no material change from the discussion in our annual MD&A. In respect of Forward-Looking Statements, please refer to the section entitled “Forward-Looking Statements” after the “Market Outlook” section of this MD&A.

2015 Second Quarter Operating Results

CONSOLIDATED NET EARNINGS

Agrium’s 2015 second quarter net earnings from continuing operations were $675-million or $4.71 diluted earnings per share from continuing operations compared to net earnings from continuing operations of $625-million or $4.34 diluted earnings per share from continuing operations for the same quarter of 2014.

Financial Overview

(millions of U.S. dollars, except per share amounts and where noted)	Three months ended June 30,				Six months ended June 30,
	2015	2014	Change	% Change	2015	2014	Change	% Change
Sales	6,992	7,338	(346)	(5)	9,864	10,417	(553)	(5)
Gross profit	1,708	1,599	109	7	2,292	2,155	137	6
Expenses	682	704	(22)	(3)	1,191	1,207	(16)	(1)
Earnings before finance costs and income taxes (“EBIT”)	1,026	895	131	15	1,101	948	153	16
Net earnings from continuing operations	675	625	50	8	689	637	52	8
Net loss from discontinued operations	—	(9)	9	(100)	—	(18)	18	(100)
Net earnings	675	616	59	10	689	619	70	11
Diluted earnings per share from continuing operations	4.71	4.34	0.37	9	4.78	4.42	0.36	8
Diluted loss per share from discontinued operations	—	(0.06)	0.06	(100)	—	(0.13)	0.13	(100)
Diluted earnings per share	4.71	4.28	0.43	10	4.78	4.29	0.49	11
Effective tax rate (%)	30	28	N/A	N/A	29	28	N/A	N/A

Sales and Gross Profit

	Three months ended June 30,			Six months ended June 30,
(millions of U.S. dollars)	2015	2014	Change	2015	2014	Change
Sales
Retail	6,160	6,397	(237)	8,423	8,629	(206)
Wholesale	1,174	1,212	(38)	2,041	2,273	(232)
Other	(342)	(271)	(71)	(600)	(485)	(115)

	6,992	7,338	(346)	9,864	10,417	(553)

Gross profit
Retail	1,264	1,349	(85)	1,635	1,736	(101)
Wholesale	409	227	182	643	398	245
Other	35	23	12	14	21	(7)

	1,708	1,599	109	2,292	2,155	137

Sales and gross profit

•	Retail sales and gross profit decreased for the second quarter and first half of 2015 compared to the same periods last year primarily due to unfavorable weather conditions and competitive pricing pressure as a result of lower crop prices and reduced U.S. corn acreage which impacted our crop nutrients and seed sales and margins.

•	Wholesale’s nitrogen and phosphate sales and gross profit increased for the second quarter and first half of 2015 compared to the same periods last year as a result of higher nitrogen volumes, higher ammonia and phosphate realized selling prices, lower natural gas costs and manufacturing cost efficiencies. Product purchased for resale had lower sales and gross profit as a result of the 2014 strategic review that led to Agrium exiting portions of this business. Overall, Wholesale had higher gross profit for the second quarter and first half of 2015 compared to the same periods last year.

Expenses

•	General and administrative expense decreased by $16-million for the second quarter and $18-million for the first half of 2015 compared to the same periods last year as a result of reduced payroll and office expense costs as we began to realize reductions related to our Operational Excellence program.

Share-based payments

•	Due primarily to Agrium’s share price increases in 2015, our share-based payments expense increased by $22-million for the second quarter and $36-million for the first half of 2015 compared to the same periods last year.

Other Expenses (Income)

	Three months ended		Six months ended
	June 30,		June 30,
(millions of U.S. dollars)	2015	2014	2015	2014
Loss (gain) on derivatives not designated as hedges net of foreign exchange	1	(2)	—	(37)
Interest income	(16)	(19)	(33)	(30)
Gain on sale of assets	—	—	(38)	—
Environmental remediation and asset retirement obligations	—	22	9	20
Bad debt expense	25	25	32	30
Potash profit and capital tax	5	3	10	6
Other	11	13	13	13

	26	42	(7)	2

•	We began to designate all of our natural gas derivatives as qualifying hedges for accounting purposes beginning January 1, 2015 and, accordingly, we no longer have natural gas derivatives not designated as hedges. The related gains or losses are recorded as part of cost of product sold when we sell the related product and unrealized gains or losses are recorded in equity. Previously, we recorded these natural gas derivative gains and losses directly to other expenses, resulting in natural gas derivative gains of $32-million in the first half of 2014.

•	We completed the sale of our Niota and Meredosia storage and distribution facilities in the first quarter of 2015 resulting in a gain on sale of assets of $38-million.

•	Environmental remediation and asset retirement obligations expense decreased for the second quarter and first half of 2015 compared to the same periods last year as higher provisions were recorded for our plant and mine sites in 2014.

Effective Tax Rate

•	The effective tax rates on continuing operations were 30 percent for the second quarter and 29 percent for the first half of 2015 and are higher than the effective tax rate of 28 percent for both the second quarter and first half of last year due to an increase in deferred taxes relating to the increase in the Alberta corporate income tax rate.

BUSINESS SEGMENT PERFORMANCE

Retail

	Three months ended June 30,
(millions of U.S. dollars, except where noted)	2015	2014	Change
Sales	6,160	6,397	(237)
Cost of product sold	4,896	5,048	(152)
Gross profit	1,264	1,349	(85)
EBITDA	713	791	(78)
Selling expense as a percentage of sales (%)	9	9	—

•	Retail sales and gross profit were lower than the same period last year due to lower prices for all crops this spring and reduced corn acreage in the U.S. North American operations were also impacted by the drought in Western Canada and California and excessive moisture across the U.S. Corn Belt and the southern and northeastern states during June. The wet conditions in the U.S. Corn Belt impacted total seeded acreage and the ability of growers to apply nutrients and crop protection products in late spring.

•	Regionally, the U.S. EBITDA contribution was lower by $12-million over the same period last year, while South America was also lower. Canadian results accounted for the majority of the variance in EBITDA compared to the second quarter of 2014, while Australia was the only region to report an increase in EBITDA this quarter.

•	Retail selling expenses as a percentage of sales were unchanged year-over-year on realization of Operational Excellence initiatives.

	Three months ended June 30,
	Sales			Gross profit			Margin (%)
(millions of U.S. dollars, except where noted)	2015	2014	Change	2015	2014	Change	2015	2014
Crop nutrients	2,608	2,708	(100)	454	505	(51)	17.4	18.6
Crop protection products	2,169	2,199	(30)	457	457	—	21.1	20.8
Seed	982	1,038	(56)	164	196	(32)	16.7	18.9
Merchandise	174	218	(44)	27	24	3	15.5	11.0
Service and other	227	234	(7)	162	167	(5)	71.4	71.4

Crop nutrients

•	Total nutrient sales were 4 percent lower compared to the same period last year, primarily due to lower average nutrient selling prices.

•	Total nutrient volumes were 1 percent lower this quarter across our Retail operations compared to the same period last year. Virtually all of the reduction was due to lower demand in Canada related to drought conditions and lower crop prices. Nutrient sales volumes in the U.S. were up 2 percent this quarter, despite lower corn and total seeded acreage this year. Nutrient sales volumes were marginally lower in our international markets due to dry conditions and lower planted wheat acreage in both our South American and Australian markets.

•	Nutrient margins on a per tonne basis were lower across all regions, with the largest decline in Canada, but only a 4 percent reduction in the U.S. and Australia compared to the same quarter last year. The significant weakening in the Canadian dollar in 2015 had an estimated $10/tonne negative impact on nutrient margins in our Canadian operations.

Crop protection products

•	Total crop protection sales were down 1 percent year-over-year, mostly as a result of dry conditions in Australia and South America and foreign exchange differences in the businesses outside of the U.S.

•	North American crop protection sales increased slightly compared to last year, despite significant industry headwinds this spring. The increase was a result of higher herbicide and insecticide sales in our U.S. operations despite the wet conditions during June across the U.S. Corn Belt.

•	Crop protection margins as a percentage of sales increased year-over-year, largely due to the strength of the performance from our Loveland proprietary product line, which registered over a 10 percent increase in sales this quarter and gained a further 2 percentage points increase in the proportion of Loveland’s sales out of our total crop protection sales.

Seed

•	The lower crop price environment this spring had the largest impact on the seed business. Seed sales and margins were negatively impacted by competitive pressures between suppliers and some trading down by growers in terms of seed genetics. The reduction was also due to a shift in crop mix from corn and cotton to soybeans, as well as significant unseeded soybean acreage in the U.S. due to the wet weather later this spring.

•	Seed margins as a percentage of sales decreased by 2 percent from the second quarter of 2014; however, higher margin Dyna-Gro seed sales showed a year-over-year increase in sales which helped mitigate some of the impact on seed results.

Merchandise

•	Merchandise sales decreased compared to the same period last year as a result of lower fuel prices and lower equipment sales in Canadian retail and lower merchandise sales in Australia as part of our stock keeping unit (“SKU”) rationalization, which has had a positive impact on Australian working capital leverage.

•	Gross profit and gross margin as a percentage of sales were higher this quarter due to a decrease in lower margin Canadian fuel sales and higher overall product prices in the Australian business which consistently has higher margin products.

Services and other

•	Sales and gross profit for application services and other were both down 3 percent compared to the same period last year. The decline was due to reduction in the Canadian and Australian markets related to dry weather conditions.

Wholesale

	Three months ended June 30,
(millions of U.S. dollars, except where noted)	2015	2014	Change
Sales	1,174	1,212	(38)
Sales volumes (tonnes 000’s)	2,644	2,780	(136)
Cost of product sold	765	985	(220)
Gross profit	409	227	182
Adjusted EBITDA	438	263	175
Expenses	29	36	(7)

•	Wholesale sales this quarter were slightly lower than the same period last year due primarily to our decision to scale back the majority of our product purchased for resale business and lower prices for nitrogen products. However, Adjusted EBITDA increased 67 percent over the same period last year primarily due to strong nitrogen results stemming from higher production volumes, a significant decline in cost of product sold and a 35 percent increase in sales volumes.

	Three months ended June 30,
	Nitrogen			Potash			Phosphate
	2015	2014	Change	2015	2014	Change	2015	2014	Change
Gross profit (U.S. dollars millions)	270	101	169	68	72	(4)	29	6	23
Sales volumes (tonnes 000’s)	1,223	906	317	509	566	(57)	290	268	22
Selling price ($/tonne)	451	464	(13)	327	310	17	665	598	67
Cost of product sold ($/tonne)	231	353	(122)	193	182	11	563	576	(13)
Gross margin ($/tonne)	220	111	109	134	128	6	102	22	80

Nitrogen

•	Nitrogen gross profit increased 167 percent compared to the same period last year due to higher sales volumes and lower cost of product sold. This was partially offset by lower urea and UAN prices in the current quarter.

•	Sales volumes increased by 35 percent over the same period last year due to stronger operating rates and a greater draw-down in inventories this year.

•	Cost of product sold for nitrogen decreased from the second quarter of 2014. The reduction in per tonne costs was primarily due to significantly lower natural gas prices, stronger operating rates and the weaker Canadian dollar.

•	Nitrogen margins reached $220 per tonne this quarter, almost double last year’s level.

Natural gas prices: North American indices and North American Agrium prices

	Three months ended June 30,
(U.S. dollars per MMBtu)	2015	2014
Overall gas cost excluding realized derivative impact	$2.34	$4.49
Overall gas cost	$2.39	$4.51
Average NYMEX	$2.67	$4.56
Average AECO	$2.16	$4.26

As of January 1, 2015, we have designated all of our natural gas derivatives as hedges1, with realized gains and losses now recorded to cost of product sold (which also includes transportation and administration costs).

Potash

•	Potash gross profit decreased in the current quarter due to lower total sales tonnes than the same period last year, partially offset by higher realized sales prices.

•	Sales volumes were 10 percent lower this quarter due to low opening inventories as the Vanscoy facility gradually ramps up to full production after the completion of the expansion project at the end of 2014. Vanscoy’s production this quarter was 460,000 tonnes, in line with the targeted level.

[1]	In the prior year, unrealized and realized gains and losses on derivatives not designated as hedges were included in other expenses.

•	Realized sales prices were higher than the same period last year. Overall potash prices rose in both domestic and international markets, but with a stronger increase in international markets.

•	Cost of product sold was higher than the same period last year due to lower production volumes and higher maintenance costs associated with the planned turnaround at Vanscoy in June this quarter. As a result, cash cost of product manufactured was $110 per tonne this quarter compared to last year at $92 per tonne.

Phosphate

•	Phosphate gross profit increased due to a combination of higher volumes, lower costs and an improvement in sales price relative to the previous year.

•	Sales volumes increased by 8 percent due to higher product availability and sales prices were $67 per tonne higher than the same quarter last year as a result of tight regional supply and demand fundamentals. Overall phosphate margins were $102 per tonne this quarter, an $80 per tonne increase over the same period last year.

Wholesale Other

Wholesale Other: gross profit breakdown

	Three months ended June 30,
(millions of U.S. dollars)	2015	2014	Change
Product purchased for resale	1	12	(11)
Ammonium sulfate	21	21	—
Environmentally Smart Nitrogen (“ESN®”)	14	5	9
Other	6	10	(4)

	42	48	(6)

•	Gross profit for Wholesale’s Other product category decreased this quarter primarily due to lower sales volumes and margins in the product purchased for resale business as these operations were significantly scaled back as part of our portfolio review.

•	ESN® gross profit increased this quarter due to higher sales volumes and lower cost of product sold.

Other

EBITDA for our Other non-operating business unit for the second quarter of 2015 had net earnings of $3-million, compared to a net expense of $6-million for the second quarter of 2014. The variance was due to the following:

•	A $12-million higher gross profit recovery for the second quarter of 2015 compared to the second quarter of 2014. This is a result of lower inter-segment inventory held at the end of the second quarter;

•	A $12-million decrease in environmental remediation liability expense as higher provisions were recorded for our plant and mine sites in 2014; and,

•	A $22-million increase in share-based payments expense related to a strengthening in the fair value of our share-based payment plans against our peer group.

FINANCIAL CONDITION

The following are changes to working capital on our Consolidated Balance Sheets for the six-month period ended June 30, 2015 compared to December 31, 2014.

(millions of U.S. dollars, except where noted)	June 30, 2015	December 31, 2014	$ Change	% Change	Explanation of the change in balance
Current assets
Cash and cash equivalents	647	848	(201)	(24%)	See discussion under the section “Liquidity and Capital Resources”.
Accounts receivable	3,556	2,075	1,481	71%	Sales during the spring season resulted in higher Retail trade and vendor rebates receivable.
Income taxes receivable	3	138	(135)	(98%)	First half tax provision exceeded tax installment payments made net of current period tax refunds.
Inventories	2,868	3,505	(637)	(18%)	Inventory drawdown due to increased seasonal sales activity.
Prepaid expenses and deposits	119	710	(591)	(83%)	Drawdown of prepaid inventory due to increased seasonal sales activity in the spring.
Other current assets	138	122	16	13%	—

Current liabilities
Short-term debt	681	1,527	(846)	(55%)	Proceeds from the issuance of debentures were used to repay commercial paper and credit facilities, partially offset by new drawings for cash needs.
Accounts payable	4,038	4,197	(159)	(4%)	Reductions in customer prepayments during the spring application season and reductions in accruals related to Wholesale capital expansion projects more than offset increased Retail balances related to seasonal inventory purchases.
Income taxes payable	110	5	105	2,100%	First half provision exceeded the first half installments largely in the U.S.
Current portion of long-term debt	1	11	(10)	(91%)	—
Current portion of other provisions	88	113	(25)	(22%)	—

Working capital	2,413	1,545	868	56%

LIQUIDITY AND CAPITAL RESOURCES

Summary of Consolidated Statements of Cash Flows

Below is a summary of our cash provided by or used in operating, investing, and financing activities as reflected in the Consolidated Statements of Cash Flows:

	Six months ended June 30,
(millions of U.S. dollars)	2015	2014	Change
Cash provided by operating activities	796	798	(2)
Cash used in investing activities	(914)	(1,036)	122
Cash (used in) provided by financing activities	(89)	214	(303)
Effect of exchange rate changes on cash and cash equivalents	6	(19)	25

Decrease in cash and cash equivalents from continuing operations	(201)	(43)	(158)

Cash and cash equivalents provided by discontinued operations	—	1	(1)

Cash provided by operating activities – Drivers behind the $2-million decrease

Source of cash	• $79-million change related to tax refunds of $11-million in the first half of 2015 compared to taxes paid of $68-million in the first half of 2014.

Use of cash

•       Collections were lower in the first half of 2015 due to a slight decrease in sales, with trade receivable turnover remaining consistent but other non-trade receivables increasing as a result of insurance and rebates receivable. Reduced cash inflows compared to 2014 as reduced sales were more than offset by lower cash cost of product sold during the first half of 2015 due to lower costs of natural gas and operating efficiencies in our nitrogen plants. This resulted in lower outstanding payables and inventory which was reduced because of our exit from the product purchased for resale business. A decrease in accounts payable also resulted from the timing of payments.

Cash used in investing activities – Drivers behind the $122-million decrease

Use of cash

•       Lower capital expenditures of $262-million in the first half of 2015 due to the completion of the tie-in of our Vanscoy potash mine expansion at the end of 2014.

•       Acquired more retail businesses during the first half of 2015.

Cash (used in) provided by financing activities – Drivers behind the $303-million increase

Source of cash	• Received $1-billion proceeds from issuance of long-term debt in the first six months of 2015.

Use of cash

•       Paid down short-term debt from proceeds of issuance of long-term debt in the first half of 2015 compared to draws on commercial paper facilities in the first half of 2014.

•       Repurchased common shares for $100-million in the first half of 2015; no similar activity in the same period in 2014.

Capital Expenditures

	Six months ended June 30,
(millions of U.S. dollars)	2015	2014
Sustaining capital	221	300
Investing capital	519	702

Total	740	1,002

•	Our investing capital expenditures decreased in the first half of 2015 compared to the first half of 2014 due to the completion of the tie-in of our Vanscoy potash facility expansion in the fourth quarter of 2014, partially offset by increased expenditures relating to the Borger nitrogen expansion project. We incurred investing capital expenditures amounting to $192-million for the expansion of the Borger nitrogen facility.

•	The timeline and scope of the Borger nitrogen expansion project have been revised. The refresh of the existing ammonia facility and the new 610,000 tonne urea facility will be completed as planned; however, the completion date has been extended to the end of 2016 in order to manage costs, and the 145,000 tonne ammonia expansion portion of the project has been cancelled to minimize project risk. The total capital expenditure for the revised scope is expected to be within 5 percent of the original $720-million estimate.

•	We expect Agrium’s remaining capital spending to approximate $500-million to $600-million in 2015. We anticipate that we will be able to finance the announced projects through a combination of cash provided from operating activities and existing credit facilities.

Short-term Debt

•	Our short-term debt of $681-million at June 30, 2015 is outlined in note 5 of our Summarized Notes to the Consolidated Financial Statements.

•	Our short-term debt increased by $416-million during the three months ended June 30, 2015, which in turn contributed to a decrease in our unutilized short-term financing capacity to $2.2-billion as at June 30, 2015.

Capital Management

•	Our revolving credit facilities require that we maintain specific interest coverage and debt-to-capital ratios, as well as other non-financial covenants as defined in our credit agreements. We were in compliance with all covenants at June 30, 2015.

NORMAL COURSE ISSUER BID

In January 2015, the Toronto Stock Exchange (“TSX”) accepted Agrium’s notice of intention to make a normal course issuer bid (“NCIB”) whereby Agrium may purchase up to 7,185,866 common shares on the TSX and New York Stock Exchange during the period from January 26, 2015 to January 25, 2016. During the six months ended June 30, 2015, we purchased 952,053 shares at an average share price of $104.99 for total consideration of $100-million. There were no share repurchases subsequent to June 30, 2015. Shareholders can obtain a copy of the NCIB notice submitted to the TSX from Agrium without charge upon request.

OUTSTANDING SHARE DATA

Agrium had 142,791,278 outstanding shares at July 31, 2015. At that date, under our stock option plans, shares expected to be issued for options outstanding were negligible.

SELECTED QUARTERLY INFORMATION

(millions of U.S. dollars, except per share amounts)	2015	2015	2014	2014	2014	2014	2013	2013
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Sales	6,992	2,872	2,705	2,920	7,338	3,079	2,867	2,796
Gross profit	1,708	584	732	665	1,599	556	740	629
Net earnings from continuing operations	675	14	70	91	625	12	110	80
Net (loss) earnings from discontinued operations	—	—	(19)	(41)	(9)	(9)	(11)	(4)
Net earnings	675	14	51	50	616	3	99	76
Earnings per share from continuing operations attributable to equity holders of Agrium:
Basic and diluted	4.71	0.08	0.46	0.63	4.34	0.08	0.74	0.54
Loss per share from discontinued operations attributable to equity holders of Agrium:
Basic and diluted	—	—	(0.13)	(0.28)	(0.06)	(0.06)	(0.08)	(0.02)
Earnings per share attributable to equity holders of Agrium:
Basic and diluted	4.71	0.08	0.33	0.35	4.28	0.02	0.66	0.52

The agricultural products business is seasonal in nature. Consequently, comparisons made on a year-over-year basis are more appropriate than quarter-over-quarter comparisons. Crop input sales are primarily concentrated in the spring and fall crop input application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections from accounts receivables generally occur after the application season is complete and our customer prepayments are mostly concentrated in December and January.

ADDITIONAL IFRS AND NON-IFRS FINANCIAL MEASURES

Certain financial measures in this MD&A are not prescribed by IFRS. We consider these financial measures discussed herein to provide useful information to both management and investors in measuring our financial performance and financial condition.

In general, an additional IFRS financial measure is a measure relevant to understanding a company’s financial performance that is not a minimum financial statement measure mandated by IFRS. A non-IFRS financial measure generally either excludes or includes amounts not excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS. Non-IFRS financial measures are not recognized measures under IFRS and our method of calculation is unlikely to be directly comparable to that of other companies. These non-IFRS measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following table outlines our additional IFRS financial measure, its definition and why management uses such measure.

Additional IFRS financial measure	Definition	Why We Use the Measure and Why it is Useful to Investors
EBIT	Earnings (loss) from continuing operations before finance costs and income taxes.	Provides management and investors with information for comparison of our operating results to the operating results of other companies. This measure eliminates the impact of finance and tax structure variables that exist between entities.

The following table outlines our non-IFRS financial measures, their definitions and why management uses each measure.

Non-IFRS financial measures	Definition	Why We Use the Measure and Why it is Useful to Investors
EBITDA	Earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization.	Refer to EBIT. EBITDA is also frequently used by investors and analysts for valuation purposes when multiplied by a factor to estimate the enterprise value of a company. EBITDA is also a component in the determination of annual incentive compensation for certain management employees, and in calculation of certain of our debt covenants.

Adjusted EBITDA	EBITDA before finance costs, income taxes, depreciation and amortization of joint ventures.	Useful in evaluating our business performance by including our proportionate share of joint ventures in operating results.

Cash cost of product manufactured (“Cash COPM”)	All fixed and variable costs are accumulated in cost of product manufactured (“COPM”). Cash COPM excludes depreciation and amortization expense. Fixed costs per tonne will fluctuate as production tonnage fluctuates. Fixed costs will remain constant whether or not tonnes are produced. Variable costs per tonne remain constant as production tonnage fluctuates. Variable costs fluctuate as production tonnage fluctuates. Direct freight is a transportation cost to move the product from an Agrium location to the point of sale. It is not a component of COPM.

Enables investors to better understand the performance of our manufacturing operations in comparison to other crop nutrient producers.

When COPM costs are divided by the production tonnes for the period, the result is actual COPM per tonne, which is compared to the standard COPM per tonne – a calculation of fixed and variable costs for a standard or typical period of production. The standard COPM per tonne is multiplied by the production tonnes for the period, and the resulting dollar amount is transferred to inventory. Any remaining costs are recorded directly to cost of product sold as production volume or cost efficiency variances. There is no directly comparable IFRS measure for cash cost of product manufactured.

RECONCILIATIONS OF ADDITIONAL IFRS AND NON-IFRS FINANCIAL MEASURES

Adjusted EBITDA and EBITDA to EBIT

	Three months ended				Three months ended
	June 30, 2015				June 30, 2014
(millions of U.S. dollars)	Retail	Wholesale	Other	Consolidated	Retail	Wholesale	Other	Consolidated
Adjusted EBITDA	713	438	3	1,154	791	263	(6)	1,048
Equity accounted joint ventures:
Finance costs and income taxes	—	4	—	4	—	8	—	8
Depreciation and amortization	—	5	—	5	—	3	—	3

EBITDA	713	429	3	1,145	791	252	(6)	1,037
Depreciation and amortization	66	49	4	119	77	61	4	142

EBIT	647	380	(1)	1,026	714	191	(10)	895

	Six months ended				Six months ended
	June 30, 2015				June 30, 2014
(millions of U.S. dollars)	Retail	Wholesale	Other	Consolidated	Retail	Wholesale	Other	Consolidated
Adjusted EBITDA	705	724	(85)	1,344	808	500	(74)	1,234
Equity accounted joint ventures:
Finance costs and income taxes	—	5	—	5	—	12	—	12
Depreciation and amortization	—	8	—	8	—	5	—	5

EBITDA	705	711	(85)	1,331	808	483	(74)	1,217
Depreciation and amortization	123	99	8	230	149	114	6	269

EBIT	582	612	(93)	1,101	659	369	(80)	948

CRITICAL ACCOUNTING ESTIMATES

We prepare our financial statements in accordance with IFRS, which requires us to make judgments, assumptions and estimates in applying accounting policies. For further information on the Company’s critical accounting estimates, refer to the section “Critical Accounting Estimates” in our 2014 annual MD&A, which is contained in our 2014 Annual Report. Since the date of our 2014 annual MD&A, there have not been any material changes to our critical accounting estimates.

BUSINESS RISKS

The information presented in the “Enterprise Risk Management” section on pages 64 - 68 in our 2014 Annual Report and under the heading “Risk Factors” on pages 22 - 31 in our 2014 Annual Information Form has not changed materially since December 31, 2014.

CONTROLS AND PROCEDURES

There have been no changes in our internal control over financial reporting during the quarter ended June 30, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PUBLIC SECURITIES FILINGS

Additional information about our Company, including our 2014 Annual Information Form is filed with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and with the U.S. securities regulatory authorities through EDGAR at www.sec.gov.

MARKET OUTLOOK

Prospects for global crop prices have improved since June due to less than ideal weather conditions across a number of geographies. Excessive moisture in the U.S. Corn Belt has led to the deterioration in crops and led to lower than anticipated planted acreage in some areas. Severe drought across much of Western Canada has also reduced yield expectations. While new crop futures prices have recently declined, the rally in crop prices in late June and early July is evidence of how sensitive global crop supply and demand is to relatively small changes in yield expectations.

In areas with excessive moisture, it has been difficult to get equipment into the fields to apply crop nutrients and crop protection products, which in some cases has led to missed applications. In drought areas growers have in some cases sought to reduce crop nutrient and crop protection applications on struggling crops. The prospects outside of drought impacted areas are more positive for the remainder of 2015 as stronger prices in early July offered growers higher priced selling opportunities and improved grower sentiment. Furthermore, in areas with excess moisture, the wet conditions tend to lead to increased disease pressure, supporting fungicide demand.

Following the end of the northern hemisphere’s spring application season, crop nutrient prices have generally weakened, driven by the seasonal slow-down in demand. Tightened Chinese urea export supplies and seasonal demand fuelled an increase in urea prices in-season. However, the expectation of a return of increased Chinese supply to the export market, combined with new exportable supply in Algeria, Saudi Arabia and the U.S. in the second half of the year have pressured global prices. We expect Chinese anthracite-based urea costs to continue to provide a floor to the urea market in the second half of 2015, and that Indian import demand will be strong, particularly in light of the strong start to the monsoon season.

Potash shipments to China and India have been robust in recent months and are expected to provide a solid base to global demand in the second half of 2015. In contrast, Brazilian demand has been relatively slow, down 21 percent year-over-year in the first half of 2015. However, we expect the pace of demand to improve in the third quarter, in advance of the domestic planting season. Following the spring season, North American potash prices declined, significantly narrowing the premium relative to other major global markets. The phosphate market has been relatively stable, with robust Indian demand offset by relatively weak Brazilian import demand and record Chinese DAP/MAP exports.

Forward-Looking Statements

Certain statements and other information included in this document constitute “forward-looking information” and/or “financial outlook” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this document other than those relating to historical information or current conditions are forward-looking statements, including, but not limited to, statements as to management’s expectations with respect to: 2015 annual guidance, including diluted earnings per share and Retail EBITDA; estimated 2015 nitrogen and potash production volumes; capital spending expectations in 2015; and our market outlook for the remainder of 2015, including anticipated supply and demand for our products and services, expected market and industry conditions with respect to planted acres, prices and the impact of currency fluctuations and import and export volumes. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements. The purpose of the outlook provided herein is to assist readers in understanding our expected and targeted financial and operating results, and this information may not be appropriate for other purposes.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although Agrium believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The additional key assumptions that have been made include, among other things assumptions with respect to Agrium’s ability to successfully integrate and realize the anticipated benefits of its already completed and future acquisitions and that we will be able to implement our standards, controls, procedures and policies at any acquired businesses to realize the expected synergies; that future business, regulatory and industry conditions will be within the parameters expected by Agrium, with respect to prices, margins, product availability and supplier agreements; the completion of our expansion projects on schedule, as planned and on budget; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for the remainder of 2015; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and negotiate acceptable terms; our ability to maintain our investment grade rating and achieve our performance targets; and our receipt, on time, of all necessary permits, utilities and project approvals with respect to our expansion projects and that we will have the resources necessary to meet the project’s approach. Also refer to the discussion under the heading “Key Assumptions and Risks in Respect of Forward-Looking Statements” in our 2014 annual MD&A, with respect to further material assumptions associated with our forward-looking statements.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general economic, market and business conditions; weather conditions, including impacts from regional flooding and/or drought conditions; crop yield and prices; the supply and demand and price levels for our major products may vary from what we currently anticipate; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof, and political risks, including civil unrest, actions by armed groups or conflict, regional natural gas supply restrictions, as well as counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; the risk that work on the Egyptian Misr Fertilizers Production Company S.A.E. nitrogen facility expansion in Egypt may be interrupted again and may not be completed on the timelines currently anticipated or at all; the risk of additional capital expenditure cost escalation or delays in respect of our Borger nitrogen expansion project and the ramp-up of production following the recent tie-in of our Vanscoy potash expansion project; and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the U.S. including those disclosed under the heading “Risk Factors” in our Annual Information Form for the year ended December 31, 2014 and under the headings “Enterprise Risk Management” and “Key Assumptions and Risks in respect of Forward-Looking Statements” in our 2014 annual MD&A.

The purpose of our expected diluted earnings per share guidance range is to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

OTHER

Agrium Inc. is a major producer and distributor of agricultural products and services in North America, South America, Australia and Egypt through its agricultural retail-distribution and wholesale nutrient businesses. Agrium supplies growers with key products and services such as crop nutrients, crop protection, seed, and agronomic and application services, thereby helping to meet the ever growing global demand for food and fiber. Agrium produces nitrogen, potash and phosphate fertilizers, with a combined wholesale nutrient capacity of over nine million tonnes and with competitive advantages across all product lines. Agrium retail-distribution has an unmatched network of over 1,300 facilities and over 3,000 crop consultants. We partner with over half a million grower customers globally to help them increase their yields and returns on more than 50 different crops. With a focus on sustainability, the company strives to improve the communities in which it operates through safety, education, environmental improvement and new technologies such as the development of precision agriculture and controlled release nutrient products. Agrium is focused on driving operational excellence across our businesses, pursuing value-enhancing growth opportunities and returning capital to shareholders. For more information visit: www.agrium.com.

A WEBSITE SIMULCAST of the 2015 2nd Quarter Conference Call will be available in a listen-only mode beginning Thursday, August 6, 2015 at 7:30 a.m. MST (9:30 a.m. EST). Please visit the following website: www.agrium.com.

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Vice President, Investor & Corporate Relations

(403) 225-7357

Todd Coakwell, Director, Investor Relations

(403) 225-7437

Louis Brown, Analyst, Investor Relations

(403) 225-7761

Contact us at: www.agrium.com

AGRIUM INC.

Consolidated Statements of Operations

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
Sales	6,992	7,338	9,864	10,417
Cost of product sold	5,284	5,739	7,572	8,262

Gross profit	1,708	1,599	2,292	2,155
Expenses
Selling	585	609	1,015	1,053
General and administrative	66	82	133	151
Share-based payments	6	(16)	51	15
Earnings from associates and joint ventures	(1)	(13)	(1)	(14)
Other expenses (income) (note 3)	26	42	(7)	2

Earnings before finance costs and income taxes	1,026	895	1,101	948
Finance costs related to long-term debt	50	9	87	28
Other finance costs	18	18	37	35

Earnings before income taxes	958	868	977	885
Income taxes	283	243	288	248

Net earnings from continuing operations	675	625	689	637
Net loss from discontinued operations	—	(9)	—	(18)

Net earnings	675	616	689	619

Attributable to:
Equity holders of Agrium	674	615	686	617
Non-controlling interest	1	1	3	2

Net earnings	675	616	689	619

Earnings per share attributable to equity holders of Agrium (note 4)
Basic and diluted earnings per share from continuing operations	4.71	4.34	4.78	4.42
Basic and diluted loss per share from discontinued operations	—	(0.06)	—	(0.13)

Basic and diluted earnings per share	4.71	4.28	4.78	4.29

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Comprehensive Income

(Millions of U.S. dollars)

(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
Net earnings	675	616	689	619
Other comprehensive income (loss)
Items that are or may be reclassified to earnings
Cash flow hedges
Effective portion of changes in fair value	(4)	(4)	(20)	(4)
Deferred income taxes on changes in fair value	1	1	5	1
Share of comprehensive income (loss) of associates and joint ventures	—	1	(5)	2
Foreign currency translation
Gains (losses)	57	102	(238)	(4)
Reclassifications to earnings	1	—	1	—

	55	100	(257)	(5)

Items that will never be reclassified to earnings
Post-employment benefits
Actuarial losses	—	(20)	—	(20)
Deferred income taxes	1	6	1	6

	1	(14)	1	(14)

Other comprehensive income (loss)	56	86	(256)	(19)

Comprehensive income	731	702	433	600

Attributable to:
Equity holders of Agrium	730	701	431	598
Non-controlling interest	1	1	2	2

Comprehensive income	731	702	433	600

See accompanying notes.

AGRIUM INC.

Consolidated Balance Sheets

(Millions of U.S. dollars)

(Unaudited)

	June 30,		December 31,
	2015	2014	2014
Assets
Current assets
Cash and cash equivalents	647	759	848
Accounts receivable	3,556	3,542	2,075
Income taxes receivable	3	4	138
Inventories	2,868	3,097	3,505
Prepaid expenses and deposits	119	157	710
Other current assets	138	124	122
Assets held for sale	—	210	—

	7,331	7,893	7,398
Property, plant and equipment (note 7)	6,506	5,788	6,272
Intangibles	669	712	695
Goodwill	2,004	1,970	2,014
Investments in associates and joint ventures	603	627	576
Other assets	68	95	78
Deferred income tax assets	65	75	75

	17,246	17,160	17,108

Liabilities and shareholders’ equity
Current liabilities
Short-term debt (note 5)	681	1,202	1,527
Accounts payable	4,038	4,263	4,197
Income taxes payable	110	179	5
Current portion of long-term debt	1	54	11
Current portion of other provisions	88	116	113
Liabilities held for sale	—	55	—

	4,918	5,869	5,853
Long-term debt (note 5)	4,533	3,060	3,559
Post-employment benefits	146	157	151
Other provisions	329	416	367
Other liabilities	81	37	69
Deferred income tax liabilities	446	441	422

	10,453	9,980	10,421

Shareholders’ equity
Share capital	1,812	1,821	1,821
Retained earnings	5,864	5,632	5,502
Accumulated other comprehensive loss	(891)	(276)	(643)

Equity holders of Agrium	6,785	7,177	6,680
Non-controlling interest	8	3	7

Total equity	6,793	7,180	6,687

	17,246	17,160	17,108

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Cash Flows

(Millions of U.S. dollars)

(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
Operating
Net earnings from continuing operations	675	625	689	637
Adjustments for
Depreciation and amortization	119	142	230	269
Earnings from associates and joint ventures	(1)	(13)	(1)	(14)
Share-based payments	6	(16)	51	15
Unrealized (gain) loss on derivative financial instruments	(13)	9	13	(5)
Unrealized foreign exchange gain	(51)	(17)	(10)	(19)
Interest income	(16)	(19)	(33)	(30)
Finance costs	68	27	124	63
Income taxes	283	243	288	248
Other	6	15	(19)	27
Interest received	16	19	33	31
Interest paid	(48)	(21)	(90)	(53)
Income taxes (paid) received	(7)	(32)	11	(68)
Dividends from associates and joint ventures	1	6	2	7
Net changes in non-cash working capital	(947)	(931)	(492)	(310)

Cash provided by operating activities	91	37	796	798

Investing
Acquisitions, net of cash acquired	(24)	(2)	(84)	(18)
Capital expenditures	(341)	(543)	(740)	(1,002)
Capitalized borrowing costs	(8)	(30)	(23)	(53)
Purchase of investments	(43)	(39)	(85)	(65)
Proceeds from sale of investments	27	32	45	44
Proceeds from sale of property, plant and equipment	4	—	54	—
Other	6	19	11	(3)
Net changes in non-cash working capital	(74)	10	(92)	61

Cash used in investing activities	(453)	(553)	(914)	(1,036)

Financing
Short-term debt	422	793	(738)	444
Long-term debt issued	—	—	1,000	—
Transaction costs on long-term debt	—	—	(14)	—
Repayment of long-term debt	(2)	(5)	(15)	(15)
Dividends paid	(114)	(108)	(223)	(216)
Shares issued	—	1	1	1
Shares repurchased	(100)	—	(100)	—

Cash provided by (used in) financing activities	206	681	(89)	214

Effect of exchange rate changes on cash and cash equivalents	23	(16)	6	(19)

(Decrease) increase in cash and cash equivalents from continuing operations	(133)	149	(201)	(43)
Cash and cash equivalents provided by discontinued operations	—	18	—	1
Cash and cash equivalents – beginning of period	780	592	848	801

Cash and cash equivalents – end of period	647	759	647	759

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Shareholders’ Equity

(Millions of U.S. dollars, except share data)

(Unaudited)

				Other comprehensive income
	Millions				Comprehensive	Available
	of			Cash	loss of	for sale	Foreign		Equity	Non-
	common	Share	Retained	flow	associates and	financial	currency		holders of	controlling	Total
	shares	capital	earnings	hedges	joint ventures	instruments	translation	Total	Agrium	interest	equity
December 31, 2013	144	1,820	5,253	—	(7)	(8)	(264)	(279)	6,794	2	6,796

Net earnings	—	—	617	—	—	—	—	—	617	2	619
Other comprehensive income (loss), net of tax
Post-employment benefits	—	—	(14)	—	—	—	—	—	(14)	—	(14)
Other	—	—	—	(3)	2	—	(4)	(5)	(5)	—	(5)

Comprehensive income (loss), net of tax	—	—	603	(3)	2	—	(4)	(5)	598	2	600
Dividends	—	—	(216)	—	—	—	—	—	(216)	—	(216)
Non-controlling interest transactions	—	—	—	—	—	—	—	—	—	(1)	(1)
Share-based payment transactions	—	1	—	—	—	—	—	—	1	—	1
Impact of adopting IFRS 9 at January 1, 2014	—	—	(8)	—	—	8	—	8	—	—	—

June 30, 2014	144	1,821	5,632	(3)	(5)	—	(268)	(276)	7,177	3	7,180

December 31, 2014	144	1,821	5,502	(27)	(11)	—	(605)	(643)	6,680	7	6,687

Net earnings	—	—	686	—	—	—	—	—	686	3	689
Other comprehensive income (loss), net of tax
Post-employment benefits	—	—	1	—	—	—	—	—	1	—	1
Other	—	—	—	(15)	(5)	—	(236)	(256)	(256)	(1)	(257)

Comprehensive income (loss), net of tax	—	—	687	(15)	(5)	—	(236)	(256)	431	2	433
Dividends	—	—	(237)	—	—	—	—	—	(237)	—	(237)
Non-controlling interest transactions	—	—	—	—	—	—	—	—	—	(1)	(1)
Shares repurchased	(1)	(12)	(88)	—	—	—	—	—	(100)	—	(100)
Share-based payment transactions	—	3	—	—	—	—	—	—	3	—	3
Reclassification of cash flow hedges	—	—	—	8	—	—	—	8	8	—	8

June 30, 2015	143	1,812	5,864	(34)	(16)	—	(841)	(891)	6,785	8	6,793

See accompanying notes.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

1.	Corporate Information

Corporate information

Agrium Inc. (“Agrium”) is incorporated under the laws of Canada with common shares listed under the symbol “AGU” on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX). Our Corporate head office is located at 13131 Lake Fraser Drive S.E., Calgary, Canada. We conduct our operations globally from our Wholesale head office in Calgary and our Retail head office in Loveland, Colorado, United States. In these financial statements, “we”, “us”, “our” and “Agrium” mean Agrium Inc., its subsidiaries and joint arrangements.

Agrium operates two business units:

•	Retail: Distributes crop nutrients, crop protection products, seed, merchandise and services directly to growers through a network of farm centers in two geographical segments:

•	North America, including the United States and Canada; and

•	International, including Australia and South America.

•	Wholesale: Operates in North and South America and Europe producing, marketing and distributing crop nutrients and industrial products through the following businesses:

•	Nitrogen: Manufacturing in Alberta, Texas and Argentina;

•	Potash: Mining and processing in Saskatchewan;

•	Phosphate: Mining and production facilities in Alberta and Idaho; and

•	Other: Marketing nutrient-based products from other suppliers in North and South America and Europe, and producing blended crop nutrients and ESN® (Environmentally Smart Nitrogen) polymer-coated nitrogen crop nutrients.

Additional information on our operating segments is included in note 2.

Seasonality in our business results from increased demand for our products during planting seasons. Sales are generally higher in spring and fall.

Basis of preparation and statement of compliance

These consolidated interim financial statements (“interim financial statements”) were approved for issuance by the Audit Committee on August 5, 2015. We prepared these interim financial statements in accordance with International Accounting Standard 34 Interim Financial Reporting. These statements do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with our audited annual financial statements and related notes contained in our 2014 Annual Report, available at www.agrium.com.

The accounting policies applied in these interim financial statements are the same as those applied in our audited annual financial statements in our 2014 Annual Report, with the exception of the accounting changes described in note 8 to our interim financial statements for the six months ended June 30, 2015.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

2.	Operating Segments

Segment information by business unit	Three months ended June 30,
	2015				2014
	Retail	Wholesale	Other (1)	Total	Retail	Wholesale	Other (1)	Total
Sales - external	6,144	848	—	6,992	6,392	946	—	7,338
- inter-segment	16	326	(342)	—	5	266	(271)	—

Total sales	6,160	1,174	(342)	6,992	6,397	1,212	(271)	7,338
Cost of product sold	4,896	765	(377)	5,284	5,048	985	(294)	5,739

Gross profit	1,264	409	35	1,708	1,349	227	23	1,599

Gross profit (%)	21	35		24	21	19		22

Expenses
Selling	580	9	(4)	585	603	10	(4)	609
General and administrative	32	6	28	66	35	13	34	82
Share-based payments	—	—	6	6	—	—	(16)	(16)
(Earnings) loss from associates and joint ventures	(3)	—	2	(1)	(4)	(10)	1	(13)
Other expenses	8	14	4	26	1	23	18	42

Earnings (loss) before finance costs and income taxes	647	380	(1)	1,026	714	191	(10)	895
Finance costs	—	—	68	68	—	—	27	27

Earnings (loss) before income taxes	647	380	(69)	958	714	191	(37)	868
Depreciation and amortization	66	49	4	119	77	61	4	142
Finance costs	—	—	68	68	—	—	27	27

EBITDA (2)	713	429	3	1,145	791	252	(6)	1,037
Share of joint ventures
Finance costs and income taxes	—	4	—	4	—	8	—	8
Depreciation and amortization	—	5	—	5	—	3	—	3

Adjusted EBITDA	713	438	3	1,154	791	263	(6)	1,048

(1)	Includes inter-segment eliminations.
(2)	Earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information by business unit	Six months ended June 30,
	2015				2014
	Retail	Wholesale	Other (1)	Total	Retail	Wholesale	Other (1)	Total
Sales - external	8,404	1,460	—	9,864	8,619	1,798	—	10,417
- inter-segment	19	581	(600)	—	10	475	(485)	—

Total sales	8,423	2,041	(600)	9,864	8,629	2,273	(485)	10,417
Cost of product sold	6,788	1,398	(614)	7,572	6,893	1,875	(506)	8,262

Gross profit	1,635	643	14	2,292	1,736	398	21	2,155

Gross profit (%)	19	32		23	20	18		21

Expenses
Selling	1,003	20	(8)	1,015	1,039	21	(7)	1,053
General and administrative	58	16	59	133	63	23	65	151
Share-based payments	—	—	51	51	—	—	15	15
(Earnings) loss from associates and joint ventures	(4)	3	—	(1)	(5)	(10)	1	(14)
Other (income) expenses	(4)	(8)	5	(7)	(20)	(5)	27	2

Earnings (loss) before finance costs and income taxes	582	612	(93)	1,101	659	369	(80)	948
Finance costs	—	—	124	124	—	—	63	63

Earnings (loss) before income taxes	582	612	(217)	977	659	369	(143)	885
Depreciation and amortization	123	99	8	230	149	114	6	269
Finance costs	—	—	124	124	—	—	63	63

EBITDA (2)	705	711	(85)	1,331	808	483	(74)	1,217
Share of joint ventures
Finance costs and income taxes	—	5	—	5	—	12	—	12
Depreciation and amortization	—	8	—	8	—	5	—	5

Adjusted EBITDA	705	724	(85)	1,344	808	500	(74)	1,234

(1)	Includes inter-segment eliminations.
(2)	Earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Retail	Three months ended June 30,
	2015			2014
	North			North
	America	International	Retail	America	International	Retail
Sales - external	5,405	739	6,144	5,508	884	6,392
- inter-segment	16	—	16	5	—	5

Total sales	5,421	739	6,160	5,513	884	6,397
Cost of product sold	4,286	610	4,896	4,313	735	5,048

Gross profit	1,135	129	1,264	1,200	149	1,349
Expenses
Selling	489	91	580	502	101	603
General and administrative	23	9	32	23	12	35
Earnings from associates and joint ventures	(2)	(1)	(3)	(3)	(1)	(4)
Other expenses (income)	15	(7)	8	5	(4)	1

Earnings before income taxes	610	37	647	673	41	714
Depreciation and amortization	57	9	66	69	8	77

EBITDA	667	46	713	742	49	791
Adjusted EBITDA	667	46	713	742	49	791

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Retail	Six months ended June 30,
	2015			2014
	North			North
	America	International	Retail	America	International	Retail
Sales - external	7,178	1,226	8,404	7,224	1,395	8,619
- inter-segment	19	—	19	10	—	10

Total sales	7,197	1,226	8,423	7,234	1,395	8,629
Cost of product sold	5,789	999	6,788	5,751	1,142	6,893

Gross profit	1,408	227	1,635	1,483	253	1,736
Expenses
Selling	834	169	1,003	851	188	1,039
General and administrative	40	18	58	40	23	63
Earnings from associates and joint ventures	(3)	(1)	(4)	(3)	(2)	(5)
Other expenses (income)	12	(16)	(4)	4	(24)	(20)

Earnings before income taxes	525	57	582	591	68	659
Depreciation and amortization	109	14	123	132	17	149

EBITDA	634	71	705	723	85	808
Adjusted EBITDA	634	71	705	723	85	808

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Wholesale	Three months ended June 30,
	2015					2014
				Wholesale					Wholesale
	Nitrogen	Potash	Phosphate	Other (1)	Wholesale	Nitrogen	Potash	Phosphate	Other (1)	Wholesale
Sales - external	415	112	118	203	848	301	123	110	412	946
- inter-segment	138	54	74	60	326	120	52	51	43	266

Total sales	553	166	192	263	1,174	421	175	161	455	1,212
Cost of product sold	283	98	163	221	765	320	103	155	407	985

Gross profit	270	68	29	42	409	101	72	6	48	227
Expenses
Selling	4	2	1	2	9	3	2	2	3	10
General and administrative	2	1	1	2	6	4	3	3	3	13
Earnings from associates and joint ventures	—	—	—	—	—	—	—	—	(10)	(10)
Other expenses (income)	8	6	1	(1)	14	9	5	10	(1)	23

Earnings (loss) before income taxes	256	59	26	39	380	85	62	(9)	53	191
Depreciation and amortization	20	13	11	5	49	22	18	13	8	61

EBITDA	276	72	37	44	429	107	80	4	61	252
Share of joint ventures
Finance costs and income taxes	4	—	—	—	4	8	—	—	—	8
Depreciation and amortization	5	—	—	—	5	3	—	—	—	3

Adjusted EBITDA	285	72	37	44	438	118	80	4	61	263

(1)	Includes product purchased for resale, ammonium sulfate, ESN and other products.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Wholesale	Six months ended June 30,
	2015					2014
				Wholesale					Wholesale
	Nitrogen	Potash	Phosphate	Other (1)	Wholesale	Nitrogen	Potash	Phosphate	Other (1)	Wholesale
Sales - external	633	137	228	462	1,460	556	206	222	814	1,798
- inter-segment	235	96	145	105	581	201	97	106	71	475

Total sales	868	233	373	567	2,041	757	303	328	885	2,273
Cost of product sold	455	158	299	486	1,398	566	185	320	804	1,875

Gross profit	413	75	74	81	643	191	118	8	81	398
Expenses
Selling	8	3	2	7	20	6	4	3	8	21
General and administrative	5	3	3	5	16	6	5	5	7	23
Loss (earnings) from associates and joint ventures	—	—	—	3	3	—	—	—	(10)	(10)
Other expense (income)	6	11	13	(38)	(8)	(24)	11	9	(1)	(5)

Earnings (loss) before income taxes	394	58	56	104	612	203	98	(9)	77	369
Depreciation and amortization	38	27	24	10	99	42	31	26	15	114

EBITDA	432	85	80	114	711	245	129	17	92	483
Share of joint ventures
Finance costs and income taxes	5	—	—	—	5	12	—	—	—	12
Depreciation and amortization	8	—	—	—	8	5	—	—	—	5

Adjusted EBITDA	445	85	80	114	724	262	129	17	92	500

(1)	Includes product purchased for resale, ammonium sulfate, ESN and other products.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Gross profit by product line	Three months ended June 30,						Six months ended June 30,
	2015			2014			2015			2014
		Cost of			Cost of			Cost of			Cost of
		product	Gross		product	Gross		product	Gross		product	Gross
	Sales	sold	profit	Sales	sold	profit	Sales	sold	profit	Sales	sold	profit
Retail
Crop nutrients	2,608	2,154	454	2,708	2,203	505	3,519	2,939	580	3,604	2,971	633
Crop protection products	2,169	1,712	457	2,199	1,742	457	2,962	2,397	565	2,929	2,367	562
Seed	982	818	164	1,038	842	196	1,290	1,086	204	1,336	1,094	242
Merchandise	174	147	27	218	194	24	316	269	47	404	356	48
Services and other	227	65	162	234	67	167	336	97	239	356	105	251

	6,160	4,896	1,264	6,397	5,048	1,349	8,423	6,788	1,635	8,629	6,893	1,736

Wholesale
Nitrogen	553	283	270	421	320	101	868	455	413	757	566	191
Potash	166	98	68	175	103	72	233	158	75	303	185	118
Phosphate	192	163	29	161	155	6	373	299	74	328	320	8
Product purchased for resale	104	103	1	285	273	12	296	288	8	579	563	16
Ammonium sulfate, ESN and other	159	118	41	170	134	36	271	198	73	306	241	65

	1,174	765	409	1,212	985	227	2,041	1,398	643	2,273	1,875	398

Other inter-segment eliminations	(342)	(377)	35	(271)	(294)	23	(600)	(614)	14	(485)	(506)	21

Total	6,992	5,284	1,708	7,338	5,739	1,599	9,864	7,572	2,292	10,417	8,262	2,155

Wholesale share of joint ventures
Nitrogen	45	39	6	49	35	14	66	61	5	76	53	23
Product purchased for resale	12	12	—	17	16	1	38	37	1	38	36	2

	57	51	6	66	51	15	104	98	6	114	89	25

Total Wholesale including proportionate share in joint ventures	1,231	816	415	1,278	1,036	242	2,145	1,496	649	2,387	1,964	423

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Selected volumes and per tonne information	Three months ended June 30,
	2015				2014
			Cost of				Cost of
	Sales	Selling	product		Sales	Selling	product
	tonnes	price	sold	Margin	tonnes	price	sold	Margin
	(000’s)	($/tonne)	($/tonne)	($/tonne)	(000’s)	($/tonne)	($/tonne)	($/tonne)
Retail
Crop nutrients
North America	4,144	550	446	104	4,161	558	443	115
International	722	454	421	33	758	512	475	37

Total crop nutrients	4,866	536	443	93	4,919	551	448	103

Wholesale
Nitrogen
North America
Ammonia	441	584			323	577
Urea	471	419			243	474
Other	311	313			340	351

Total nitrogen	1,223	451	231	220	906	464	353	111

Potash
North America	334	371			372	358
International	175	243			194	218

Total potash	509	327	193	134	566	310	182	128

Phosphate	290	665	563	102	268	598	576	22
Product purchased for resale	282	369	367	2	683	418	400	18
Ammonium sulfate	96	386	164	222	106	360	169	191
ESN and other	244				251

Total Wholesale	2,644	444	289	155	2,780	436	354	82

Wholesale share of joint ventures
Nitrogen	114	395	338	57	124	399	290	109
Product purchased for resale	32	351	341	10	88	193	175	18

	146	386	339	47	212	313	242	71

Total Wholesale including proportionate share in joint ventures	2,790	441	292	149	2,992	427	346	81

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Selected volumes and per tonne information	Six months ended June 30,
	2015				2014
			Cost of				Cost of
	Sales	Selling	product		Sales	Selling	product
	tonnes	price	sold	Margin	tonnes	price	sold	Margin
	(000’s)	($/tonne)	($/tonne)	($/tonne)	(000’s)	($/tonne)	($/tonne)	($/tonne)
Retail
Crop nutrients
North America	5,579	540	442	98	5,561	544	438	106
International	1,174	431	400	31	1,184	491	455	36

Total crop nutrients	6,753	521	435	86	6,745	534	440	94

Wholesale
Nitrogen
North America
Ammonia	616	569			502	549
Urea	819	420			625	454
Other	549	316			571	346

Total nitrogen	1,984	437	229	208	1,698	446	334	112

Potash
North America	483	378			664	351
International	211	240			330	213

Total potash	694	336	228	108	994	305	186	119

Phosphate	572	652	522	130	576	569	555	14
Product purchased for resale	830	356	347	9	1,488	389	378	11
Ammonium sulfate	178	362	150	212	198	335	171	164
ESN and other	420				462

Total Wholesale	4,678	436	299	137	5,416	420	347	73

Wholesale share of joint ventures
Nitrogen	166	399	367	32	186	410	287	123
Product purchased for resale	117	321	309	12	152	250	236	14

	283	367	343	24	338	338	264	74

Total Wholesale including proportionate share in joint ventures	4,961	432	301	131	5,754	415	342	73

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

3.	Expenses

	Three months ended		Six months ended
Other expenses	June 30,		June 30,
	2015	2014	2015	2014
Loss (gain) on derivatives not designated as hedges, net of foreign exchange	1	(2)	—	(37)
Interest income	(16)	(19)	(33)	(30)
Gain on sale of assets	—	—	(38)	—
Environmental remediation and asset retirement obligations	—	22	9	20
Bad debt expense	25	25	32	30
Potash profit and capital tax	5	3	10	6
Other	11	13	13	13

	26	42	(7)	2

4.	Earnings per Share

	Three months ended		Six months ended
Attributable to equity holders of Agrium	June 30,		June 30,
	2015	2014	2015	2014
Numerator
Net earnings from continuing operations	674	624	686	635
Net loss from discontinued operations	—	(9)	—	(18)

Net earnings	674	615	686	617

Denominator (millions)
Weighted average number of shares outstanding for basic and diluted earnings per share	143	144	143	144

5.	Debt

	Maturity	Rate (%) (1)	June 30, 2015	December 31, 2014
Short-term debt
Commercial paper	2015	0.52	535	1,117
Credit facilities		4.43	146	410

			681	1,527

(1)	Weighted average rates at June 30, 2015.

Debentures issued during the three months ended March 31, 2015
Maturity	Rate (%)	Principal
March 15, 2025	3.375	550
March 15, 2035	4.125	450

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

6.	Financial Instruments

Commodity price risk

Natural gas derivative financial instruments outstanding (notional amounts in millions of MMBtu)
	June 30,				December 31,
	2015				2014
			Average	Fair value			Average	Fair value
			contract	of assets			contract	of assets
	Notional	Maturities	price (1)	(liabilities)	Notional	Maturities	price (1)	(liabilities)
Not designated as hedges
NYMEX swaps	—	—	—	—	1	2015	3.83	(1)
AECO swaps	—	—	—	—	10	2015	3.40	(10)

				—				(11)

Designated as hedges
AECO swaps	90	2015 – 2018	2.96	(43)	69	2015 – 2018	3.32	(25)

				(43)				(25)

(1)	USD per MMBtu.

	Fair value of assets (liabilities)
Maturities of natural gas derivative contracts	2015	2016	2017	2018
Designated as hedges	(3)	(16)	(13)	(11)

Impact of change in fair value of natural gas derivative financial instruments	June 30,	December 31,
	2015	2014
A $10-million impact to net earnings requires movement in gas prices per MMBtu	—	1.23
A $10-million impact to other comprehensive income requires movement in gas prices per MMBtu	1.18	0.19

Use of derivatives to hedge exposure to natural gas market price risk
Term (gas year – 12 months ending October 31)	2015	2016	2017	2018
Maximum allowable (% of forecasted gas requirements)	75	75	75	25	(1)
Forecasted average monthly natural gas consumption (millions of MMBtu)	8	9	9	9
Gas requirements hedged using derivatives designated as hedges (%)	37	25	25	17

(1)	Maximum monthly hedged volume may not exceed 90 percent of planned monthly requirements.

For our natural gas derivatives designated in hedging relationships, the underlying risk of the forward contracts is identical to the hedged risk, and accordingly we have established a hedge ratio of 1:1. Due to a strong correlation between AECO future contract prices and our delivered cost, we did not experience any ineffectiveness on our hedges, and accordingly we have recorded the full change in the fair value of natural gas forward contracts designated as hedges to other comprehensive income.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Currency risk

Foreign exchange derivative financial instruments outstanding (notional amounts in millions of U.S. dollars)
	June 30,			December 31,
	2015			2014
			Fair value			Fair value
			of assets			of assets
Sell/Buy	Notional	Maturities	(liabilities)	Notional	Maturities	(liabilities)
Not designated as hedges
Forwards
USD/CAD	55	2015	—	—	—	—
CAD/USD	1,083	2015	11	1,675	2015	31
USD/AUD	4	2015	—	33	2015	(3)
Swaps
USD/AUD	12	2015	—	26	2015	(1)
AUD/USD	8	2015	—	21	2015	2
Options
USD/CAD - buy USD puts	155	2015	1	—	—	—
USD/CAD - sell USD calls (1)	155	2015	(1)	—	—	—

			11			29

(1) Includes 75M notional of enhanced collars.

	June 30,			December 31,
	2015			2014
Financial instruments measured at fair value on a recurring basis	Fair value		Carrying	Fair value		Carrying
	Level 1	Level 2	value	Level 1	Level 2	value
Cash and cash equivalents	—	647	647	—	848	848
Accounts receivable – derivatives	—	12	12	—	33	33
Other current financial assets – marketable securities	20	113	133	20	70	90
Accounts payable – derivatives	—	12	12	—	18	18
Other financial liabilities – derivatives	—	32	32	—	22	22

Other financial instruments
Current portion of long-term debt
Floating rate debt – amortized cost	—	1	1	—	11	11
Long-term debt
Debentures – amortized cost	—	4,640	4,468	—	3,879	3,483
Fixed and floating rate debt – amortized cost	—	65	65	—	76	76

There have been no transfers between Level 1 and Level 2 fair value measurements in the six months ended June 30, 2015 or June 30, 2014. We do not measure any of our financial instruments using Level 3 inputs.

7.	Additional Information

Property, plant and equipment

At the end of 2014, we completed a major turnaround to tie in the expansion project at our Vanscoy potash facility and the assets related to the expansion project became available for use in 2015. During the six months ended June 30, 2015 we transferred $2.6-billion related to the Vanscoy expansion project from assets under construction to buildings and improvements, and machinery and equipment.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

During the six months ended June 30, 2015, we added $192-million to assets under construction related to the expansion project at our Borger Nitrogen facility.

Dividends

June 30,
2015
Declared			Paid to
Effective	Per share	Total	Shareholders	Total
December 11, 2014	0.78	112	January 21, 2015	109
February 24, 2015	0.78	112	April 16, 2015	114
May 5, 2015	0.875	125	July 16, 2015	N/A

In May 2015, our Board of Directors approved an increase to our dividend to $3.50 U.S. per common share on an annualized basis.

Normal course issuer bid

In January 2015, the Toronto Stock Exchange accepted our Normal Course Issuer Bid (“NCIB”). Under the NCIB, we may purchase for cancellation up to 5 percent of our currently issued and outstanding common shares until January 25, 2016. The actual number of shares purchased will be at Agrium’s discretion and will depend on market conditions, share prices, Agrium’s cash position and other factors. During the six months ended June 30, 2015, we purchased 952,053 shares at an average share price of $104.99 for total consideration of $100-million.

8.	Recent Accounting Pronouncements

The International Accounting Standards Board deferred the effective date of IFRS 15 Revenue from Contracts with Customers by one year. Accordingly, Agrium expects to apply IFRS 15 for the annual reporting period beginning on January 1, 2018. We are continuing to evaluate the impact on adoption.